OAKLAND SPORTS CLUB

Oakland First, Always

oaklandrootssc.com Oakland CA

Highlights

1. Oakland Roots & Soul Sports Club is the last, best hope for pro sports in Oakland.
2. We are the first US pro team to be a member of the global Common Goal movement.
3. Our teams win. Roots has reached the playoffs every year. Soul just completed stellar debut season.
4. "Coolest soccer team in the USA" blending purpose, art, music, sport and design.
5. Our gamedays blend local culture, top sports, live Grammy-nominated music, and dedicated fans.
6. Partners with Anthem Blue Cross, UCSF Health, East Bay Community Energy, nonprofits like Chapter510.
7. Diverse ownership includes proud Oaklanders Marshawn Lynch, G-Eazy, and many others.
8. We're in USL, North America's biggest soccer group. Our games air on ESPN+, KTVU+, and TeleXitos.

Our Team

Mike Geddes Cofounder and Chief Purpose Officer

The first Chief Purpose Officer in American pro sports

E

Edreece Arghandiwal Cofounder and Chief Marketing Officer

Lindsay Barenz President

Roots / Soul is led by Lindsay Barenz, the only female President in the USL Championship. Political organizer, entrepreneur and attorney.Passionate advocate for gender equality.

Steven Aldrich Chair

Oakland first, Always

We started the Oakland Sports Club to bring community and sports together. We wanted to and have successfully built a sports club that is rooted in purpose. From our ticket sales, player salaries, and merchandise we give back to our

From our ticket sales, player salaries, and merchandise we give back to our Oakland community. Our purpose driven soccer teams, Project 510, Roots, and Soul are ready to move to the next level of fan experience.

In just a few short years, we have established The Roots as one of the fastest-growing brands in American sport. Our community-first approach, iconic design and unique gameday experience rooted in Oakland culture has created a new generation of diverse, passionate fans of Purpose-driven men's soccer. Global soccer magazine FourFourTwo calls Roots the 'coolest team in the USA.'

In 2022 we expanded our purpose and commitment to the Oakland community with the launch of 'Oakland Soul', a Purpose-driven, women's soccer team launching in the national USL W League. As interest in women's soccer explodes around the world, we built on a deep and historical passion for the women's game and went to the playoffs in our first year!

We are working to understand our own carbon, plastic and water use footprint so we can contribute to a greener, cleaner Oakland making a commitment to being carbon neutral. We focus on action not promises. We have supported anti-racist legislation, executive training, youth club training and local non-profits focused on racial equity.

The Oakland Sports Club is in a period of growth. We envision the soccer teams playing, living, and thriving in Oakland further becoming part of the community. Your investment will support not only the players, employees, but the temporary venues we use to play league games in hope to have a permanent home in Oakland.

What is a sports team anyway? It's part of the fabric. Part of what makes us, 'us.' It's where we come together to celebrate the best of who we are. It's how we tell our own story - and not how others define us. It's jobs, opportunity, a stage, a dream. It's how we plant our Roots, and nourish our Soul. More than anything, it's love. This started with a promise to the community - and we meant what we said. It hasn't been easy, but we're here for the challenge. Because you deserve this. This was built for you, and for everyone who feels the same. So why shouldn't you own it? Now is your chance to become an owner of the Oakland Roots and Soul. We need you, our community, to invest in The Oakland Sports Club. If you believe in purpose driven work and the Oakland community we would love to invite you to be an owner.

Frequently Asked Questions (FAQs)

Do I have to be an accredited investor to invest?

No. Once you sign up and create an account Wefunder allows you to invest without being an accredited investor.

What is an accredited investor?

An accredited investor is someone who makes >$200k in annual income ($300k with spouse) or have >$1M in assets (not including your home). Click here to learn more.

What is the minimum amount I can invest to be an owner?

$100.00

What is the maximum I can invest?

Everyone can invest up to $2,500. You can invest more depending on your income and net worth (details here). Accredited investors can invest as much as they want.

Can I invest if I do not live in Oakland, Bay Area, or California?

Yes!

Can I invest if I do not live in the United States?

For the most part yes! Check here for a guide on how to invest from outside of the United States. Also Wefunder is not allowed in Canadian provinces of Alberta, Ontario and Quebec along with other sanctioned countries listed here.

Are there any fees I have to pay?

Yes. Payments made by bank ACH, wires, or checks, Wefunder charges investors a one time transaction fee of 2%, with a minimum of $8 and a max of $100. For credit cards, Apple Pay, or Google Pay, Wefunder charges a one time 5% fee, with a minimum of $8 and no maximum. If this is your first time investing you can get Wefunders first investment fee for free when you create your account.

I am a first time investor. What should I know?

Wefunder has a great summary for first time investors:

- Only invest what you can afford to lose.
- Only invest in what you understand. Preferably a product or mission that you love.
- Do your research. You also can ask the founders a question on their money profile.
- Diversify. It's better to make multiple small investments rather than on large one. Plus, it'll help you learn more.
- Look at the Lead Investor. Has a more experienced investor invested in the company under the same terms as you? Why are they investing?
- Note that these are tips, not investment recommendations. You should make your own decisions when deciding what to invest in.
- When and how will I make a return on my investment? Share valuation? Share if the company is sold one day?

Any other questions?

Head to the "Ask A Question" section of this page and we will get back to you. Or visit Wefunder's FAQ for more information,,